UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Under the Securities Exchange Act of 1934

Eagle Materials Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
26969P108
(CUSIP Number)
Michael D. Adamski Sachem Head Capital Management LP 250 West 55th Street, 34th Floor New York, New York 10019 212-714-3300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

Copies to:
Richard M. Brand
Joshua A. Apfelroth
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
(212) 504-6000

May 30, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26969P108	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,670,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,670,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,670,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 26969P108	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,670,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,670,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,670,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 26969P108	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,570,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,570,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,570,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 26969P108	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,670,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,670,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,670,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 26969P108	SCHEDULE 13D	Page 6 of 10

This amendment No. 2 to Schedule 13D (this “Amendment No. 2”), amends and supplements the Schedule 13D filed on March 28, 2019 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 2, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Eagle Materials Inc., a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 2 shall have the meaning ascribed to them in the Schedule 13D.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction
On May 30, 2019, the Issuer announced that the Board approved a plan to separate the Issuer’s Heavy Materials and Light Materials businesses into two independent, publicly traded corporations by means of a tax-free spin-off to the Issuer’s shareholders. The Issuer also announced that it is actively pursuing alternatives for its Oil and Gas Proppants business.
As a result of such announcement, on May 30, 2019, SH notified the Issuer of its withdrawal of the Notice and, accordingly, its withdrawal of Scott D. Ferguson and Wendy E. Lane as nominees for election to the Board as Class I members at the 2019 Annual Meeting and the Stockholder Proposals. The Reporting Persons intend to vote the Subject Shares in support of the Board’s nominees for election to the Board at the 2019 Annual Meeting.

CUSIP No. 26969P108	SCHEDULE 13D	Page 7 of 10

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a), (b) Sachem Head, SH Management and Scott D. Ferguson may be deemed to beneficially own 3,670,000 shares of Common Stock (the “Subject Shares”). The Subject Shares collectively represent approximately 8.3% of the outstanding shares of Common Stock based on 44,117,946 shares of Common Stock outstanding as of May 21, 2019 as reported in the Issuer’s Annual Report on Form 10-K filed on May 23, 2019.
Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. As the general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 2,570,000 of the Subject Shares, constituting 5.8% of the outstanding shares of Common Stock. By virtue of Scott D. Ferguson’s position as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.
(c) Exhibit 99.5 filed herewith, which is incorporated herein by reference, describes the transactions in the Common Stock that were effected by the Reporting Persons for the benefit of the Sachem Head Funds during the past 60 days.
(d) The Sachem Head Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares.
(e) Not applicable.

CUSIP No. 26969P108	SCHEDULE 13D	Page 8 of 10

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
Exhibit 99.2	Trading data.*
Exhibit 99.3	Press Release and Letter to Shareholders, dated May 8, 2019.*
Exhibit 99.4	Form of Engagement and Indemnification Agreement entered into by and between Sachem Head Capital Management LP on behalf of Sachem Head LP and each Nominee.*
Exhibit 99.5	Trading data.

*  Previously filed.

CUSIP No. 26969P108	SCHEDULE 13D	Page 9 of 10

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: May 30, 2019

SACHEM HEAD CAPITAL MANAGEMENT LP

By: Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

By:	/s/ Scott D. Ferguson
Scott D. Ferguson

CUSIP No. 26969P108	SCHEDULE 13D	Page 10 of 10

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.
Exhibit 99.2	Trading data.
Exhibit 99.3	Press Release and Letter to Shareholders, dated May 8, 2019.
Exhibit 99.4	Form of Engagement and Indemnification Agreement entered into by and between Sachem Head Capital Management LP on behalf of Sachem Head LP and each Nominee.
Exhibit 99.5	Trading data.